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Exhibit 99.1

ALLIANCE ATLANTIS COMMUNICATIONS INC.

NATIONAL POLICY STATEMENT NO. 51

Part 4 — Notice of Change in the Ending Date of Financial Year

Notice

Notice is hereby given of the intention of Alliance Atlantis Communications Inc. (the "Corporation") to change the ending of its financial year from March 31 to December 31.

Reason for the Change

The change in the financial year to December 31 is being made by the Corporation to align with the reporting schedule for Movie Distribution Income Fund.

Approval Required

The following approvals are required to effect the proposed change in the financial year end to December 31:

  (a)
  Board of Directors' approval; and

  (b)
  Requisite Governmental (Canada Customs and Revenue Agency ("CCRA") and the United States Internal Revenue Service ("IRS")) approval.

Board of Director approval and CCRA approval have been received by the Corporation. Approvals from the IRS are being applied for.

Various Dates

  (a)
  The last day of the Corporation's Old Financial year is March 31, 2003;

  (b)
  The last day of the Corporation's Transition Year is December 31, 2003;

  (c)
  The last day of the Corporation's New Financial Year is December 31, 2004; and

  (d)
  The periods, including the comparative reporting periods, to be covered in the interim and annual financial statements to be filed for the Corporation's Transition Year and its New Financial Year are as set out on the following page.

Transition Year	Comparative Annual Financial Statements to Transition Year	New Financial Year	Comparative Annual Financial Statements to New Financial Year	Interim Periods for Transition Year	Comparative Interim Periods to Transition Year	Interim Periods for New Financial Year	Comparative Interim Periods to New Financial Year

9 months ended December 31, 2003	12 months ended March 31, 2003	12 months ended December 31, 2004	9 months ended December 31, 2003 and 12 months ended March 31, 2003	3 months ended June 30, 2003 and September 30, 2003	3 months ended June 30, 2002 and September 30, 2002	3 months ended March 31, 2004 6 months ended June 30, 2004 9 months ended Sept. 30, 2004	3 months ended March 31, 2003 6 months ended June 30, 2003 9 months ended September 30, 2003

This change in the ending date of financial year for the Corporation was disclosed in a press release issued on November 26, 2003.

Capitalized words and phrases used herein but not defined shall have the same meanings herein as in National Policy No. 51.

Dated at Toronto, this 3rd day of March, 2004

ALLIANCE ATLANTIS COMMUNICATIONS INC.

"PAUL LABERGE" Paul Laberge Senior Vice-President, Corporate Development and General Counsel

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ALLIANCE ATLANTIS COMMUNICATIONS INC. NATIONAL POLICY STATEMENT NO. 51 Part 4 — Notice of Change in the Ending Date of Financial Year